Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-258348

Prospectus Supplement No. 10
(to prospectus dated August 24, 2021)

Up to 85,750,000 Shares of Class A Common Stock
and
Up to 1,336,329,949 Shares of Class A Common Stock
Up to 44,350,000 Warrants to Purchase Class A Common Stock
Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 24, 2021 (the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-258348) with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of an aggregate of up to 85,750,000 shares of our common stock, par value $0.0001 per share (“Class A common stock”), consisting of (a) 41,400,000 shares of Class A common stock issuable upon exercise of the Public Warrants, (b) 42,850,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and (c) 1,500,000 shares of Class A common stock issuable upon exercise of the Working Capital Warrants, and (2) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (a) up to 1,336,329,949 shares of Class A common stock, consisting of (i) 1,244,157,121 issued and outstanding shares of Class A common stock, (ii) 47,822,828 shares of Class A common stock subject to vesting and/or exercise of the assumed Lucid Equity Awards and (iii) 44,350,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and the Working Capital Warrants, and (b) 44,350,000 warrants representing the Private Placement Warrants and the Working Capital Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We expect that we will cease to be an emerging growth company as of December 31, 2021. As of September 30, 2021 our majority stockholder, Ayar, owned approximately 61.8% of our outstanding common stock. As a result, we are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Ayar also currently has the ability to nominate five of the nine directors to our Board.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A common stock is listed on The Nasdaq Stock Market LLC under the symbol “LCID”. On December 14, 2021, the closing price of our Class A common stock was $40.87 per share.

Investing in our Class A common stock and warrants involves a high degree of risk. See the section titled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

December 15, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2021

Lucid Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39408	85-0891392
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
7373 Gateway Blvd Newark, CA (Address of principal executive offices)	94560 (Zip Code)
Registrant’s telephone number, including area code: (510) 648-3553

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	LCID	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02          Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 15, 2021, Lucid Group, Inc. (“Lucid” or the “Company”) announced the appointment of Gagan Dhingra as Lucid’s Vice President of Accounting and Internal Controls, Principal Accounting Officer. Mr. Dhingra will report to Sherry House, the Company’s Chief Financial Officer, who acted as the Company’s Principal Accounting Officer prior to Mr. Dhingra’s appointment.

Prior to joining Lucid, Mr. Dhingra, 47, was employed by Anaplan, Inc., an enterprise software company, from April 2019 to December 2021, most recently as Principal Accounting Officer, and at Seagate Technology Holdings, a provider of data storage technology and solutions, from October 2016 through April 2019, as Assistant Corporate Controller. Prior to joining Seagate, Mr. Dhingra held senior finance roles at McKesson Corporation. Mr. Dhingra is a certified public accountant.

In connection with his appointment, Mr. Dhingra will receive an annual base salary of $330,000 and target bonus opportunity of 50% of his base salary. Mr. Dhingra will also receive a signing bonus in the amount of $100,000 and an award of 48,097 restricted stock units granted pursuant to the Lucid Group, Inc. 2021 Stock Incentive Plan. Mr. Dhingra will be eligible to participate in the Lucid Group, Inc. Executive Severance Benefit Plan.

There is no arrangement or understanding with any person pursuant to which Mr. Dhingra was appointed as Vice President of Accounting and Internal Controls, and there are no family relationships between Mr. Dhingra and any director or executive officer of Lucid. Additionally, there are no transactions between Mr. Dhingra and Lucid and/or its subsidiaries that would be required to be reported under Item 404(a) of Regulation S-K.

The foregoing summary is qualified in its entirety by reference to Mr. Dhingra’s offer letter, which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ending December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 15, 2021	LUCID GROUP, INC.

	By:	/s/ Sherry House
		Name:	Sherry House
		Title:	Chief Financial Officer